UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION

                     Washington, D.C. 20549

                            FORM 8-A

        FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
             PURSUANT TO SECTION 12(b) or (g) OF THE
                 SECURITIES EXCHANGE ACT OF 1934


                     Stratus Properties Inc.
     (Exact name of registrant as specified in its charter)



        Delaware                               72-1211572
 (State of incorporation            (I.R.S. Employer Identification
    or organization)                            Number)



Securities to be registered pursuant to Section 12(b) of the Act:

                              None

  If this Form relates to the registration of a class of debt securities and is effective upon filing pursuant to General
Instruction A.(c)(1), please check the following box. [ ]

  If this Form relates to the registration of a class of debt securities and is to become effective simultaneous with the effectiveness of a concurrent registration statement under the Securities Act of 1933 pursuant to General Instruction A.(c)(2), please check the following box. [ ]

 Securities to be registered pursuant to Section 12(g) of the Act:

                                      Name of each exchange
      Title of each class           on which each class is to
      to be so registered                 be registered
     ---------------------         -------------------------
       Preferred Stock                       Nasdaq
       Purchase Rights

Item 1.  Description of Securities to be Registered

      Our board of directors approved the adoption of a new stockholder rights plan to replace our previous stockholder rights plan that will expire on May 28, 2002. The new plan, like the previous plan, is designed to deter abusive takeover tactics and to encourage prospective acquirors to negotiate with our board rather than attempt to acquire the company in a manner or on terms that our board deems unacceptable.

      Pursuant to the new rights plan, our board of directors declared a dividend of one preferred stock purchase right for each outstanding share of our common stock. The dividend is payable on May 29, 2002 to our stockholders of record on May 29, 2002. If the rights become exercisable, each right will entitle its holder to purchase one one-hundredth (1/100) of a share of our Series C participating cumulative preferred stock at an exercise price of $40 per unit, subject to adjustment.

     The description and terms of the rights are set forth in the Rights Agreement, dated May 16, 2002, between us and our rights agent, Mellon Investor Services LLC. The discussion below describes our Rights Agreement but is not complete. You should read it together with the Rights Agreement, which is incorporated by reference as an exhibit to this registration statement.

     Issuance of Rights

      Under our Rights Agreement, we will issue one preferred stock purchase right for each outstanding share of our common stock outstanding as of May 29, 2002.

     Initial Status of the Rights

      The  rights will not be exercisable immediately.   Instead,
the rights will attach to and trade with all outstanding shares of our common stock. The rights will separate from the common stock and become exercisable upon the earlier of:

     * the tenth day following a public announcement that a person or group of affiliated or associated persons has acquired beneficial ownership of 20% or more of our outstanding common stock (an "acquiring person"); or

     * the tenth business day, or any later date as determined by our board prior to the time that any person or group becomes an acquiring person, following the commencement of or announcement of an intention to make a tender offer or exchange offer that, if consummated, would result in the person or group becoming an acquiring person.

     Evidence of Rights

      Until the rights become exercisable, are redeemed or exchanged, or expire:

      * the rights will be evidenced by and transferred with the common stock certificates;

      * new common stock certificates issued after May 29, 2002 will contain a notation incorporating the Rights Agreement by reference; and

      * any surrender for transfer of any common stock certificates will also constitute the transfer of the rights associated with the common stock represented by the certificates.

      As soon as practicable after the rights become exercisable, we will mail rights certificates to the common stockholders that are eligible to receive rights. After we mail them, the separate rights certificates alone will evidence the rights.

     Term of Rights

      The rights will expire on May 29, 2012, unless we extend this date or redeem or exchange the rights as described below.

     Exercise After Someone Becomes An Acquiring Person

      After any person or group becomes an acquiring person, each holder of a right will be entitled to receive upon exercise that number of shares of our common stock having a market value of two times the exercise price of the right. However, this right will not apply to an acquiring person, whose rights will be void.

      Upon the occurrence of certain events after someone becomes an acquiring person, each holder of a right, other than the acquiring person, will be entitled to receive, upon exercise of the right, common stock of the acquiring company having a market value equal to two times the exercise price of the right. These rights will arise only if after a person or group becomes an acquiring person:

      * we are acquired in a merger or other business combination; or

      * we sell or otherwise transfer 50% or more of our assets or earning power.

     Adjustment

      The exercise price, the number of rights outstanding, and the number of preferred shares issuable upon exercise of the rights are subject to adjustment from time to time to prevent certain types of dilution. We will not issue fractional preferred stock shares. Instead, we will make a cash adjustment based on the market price of the preferred stock prior to the date of exercise.

     Rights, Preferences, and Limitations of Rights

     Preferred stock purchasable upon exercise of the rights will not be redeemable. Each share of preferred stock will entitle the holder to receive a preferential quarterly dividend payment of the greater of $1.00 or 100 times the dividend declared per share of our common stock. In the event of liquidation, the holders of each share of our preferred stock will be entitled to a preferential liquidation payment of the greater of 0.01 per share or 100 times the payment made per share of our common stock. Each share of our preferred stock will entitle the holder to 100 votes and will vote together with our common stock. Finally, in the event of any merger, consolidation or other transaction in which our common stock is exchanged, each share of our preferred stock will entitle the holder to receive 100 times the amount received per share of common stock. These rights are protected by customary antidilution provisions. Because of the nature of our preferred stock's dividend, liquidation and voting rights, the value of each one one-hundredth interest in a share of our preferred stock should approximate the value of one share of our common stock.

     Exchange and Redemption

      After a person or group becomes an acquiring person, we may exchange the rights, in whole or in part, at an exchange ratio, subject to adjustment, of one share of our common stock, or one one-hundredth of a share of preferred stock, per right. We generally may not make an exchange after any person or group becomes the beneficial owner of 50% or more of our common stock.

      We may redeem the rights in whole, but not in part, at a price of $.01 per right, subject to adjustment, at any time prior to any person or group becoming an acquiring person. The redemption of the rights may be made effective at such time, on such basis and with such conditions as our board of directors in its sole discretion may establish. Once redeemed, the rights will terminate immediately and the only right of the rights holders will be to receive the cash redemption price.

     Amendments

      We may amend the terms of the rights without the consent of the rights holders, including an amendment to lower the thresholds described above. However, after any person or group becomes an acquiring person, we may not amend the terms of the rights in any way that adversely affects the interests of the rights holders.

     Miscellaneous

      Until a right is exercised, the holder will have no rights as a stockholder, including the right to vote or to receive dividends.

      As of May 16, 2002, there were 7,115,995 shares of our common stock issued and outstanding. As long as the rights are attached to the common stock, we will issue one right with each new share of our common stock so that all shares will have rights attached.

Item 2.  Exhibits

      The  exhibits to this registration statement are listed  in
the   exhibit  list,  which  appears  elsewhere  herein  and   is
incorporated herein by reference.


                            ************

                              SIGNATURE

     Pursuant to the requirements of Section 12 of the Securities
Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned thereunto duly authorized.


                              STRATUS PROPERTIES INC.


                             By: /s/ C. Donald Whitmire, Jr.
                                ----------------------------
                                   C. Donald Whitmire, Jr.
                                 Vice President - Controller


Dated:  May 23, 2002

                          EXHIBIT INDEX


Exhibit                      Description
  No.

  4.1    Rights  Agreement,  dated  as  of  May  16,   2002,
         between   Stratus   Properties  Inc.   and   Mellon
         Investor Services LLC, as Rights Agent.

  4.2    Form  of  Certificate of Designations of  Series  C
         Participating Cumulative Preferred Stock, included as Exhibit A to the Rights Agreement.

  4.3    Forms   of  Rights  Certificate,  Assignment,   and
         Election to Purchase, included as Exhibit B to the Rights Agreement.

  4.4 Summary of Rights to Purchase Preferred Shares, included as Exhibit C to the Rights Agreement.

  99.1    Press release dated May 21, 2002.